NEWS RELEASE

June 21, 2013	Release 07-2013

WESTERN COPPER AND GOLD ANNOUNCES AGM RESULTS

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE MKT: WRN) provides the results of the Company’s Annual General Meeting (“AGM”) held in Vancouver, British Columbia on June 20, 2013.

A total of 30,634,690 common shares (representing 32.70% of the votes attached to all outstanding shares as at the record date for the meeting) were represented at the AGM. All of the matters submitted to the shareholders for approval as set out in the Company's notice of meeting and information circular, both dated May 16, 2013, were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at five (5) and elected all incumbent directors. The details of the voting results for the election are set out below:

Director	Votes For	% For	Votes Withheld	% Withheld
Dale Corman	20,601,264	99.45%	114,022	0.55%
Robert Byford	18,353,102	88.60%	2,362,184	11.40%
Robert Gayton	18,350,922	88.59%	2,364,364	11.41%
David Williams	18,397,435	88.81%	2,317,851	11.19%
Klaus Zeitler	20,554,560	99.22%	160,726	0.78%

Shareholders also approved:

  the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at the remuneration to be set by the directors;
  the ratification of the shareholder rights plan agreement dated April 24, 2013 between the Company and Computershare Investor Services Inc.; and
  the advance notice policy as set forth in the Company's information circular dated May 16, 2013.

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and on the Company's website.

On behalf of the board,

“Dale Corman”
Dale Corman
Chairman & Chief Executive Officer

For more information please contact Paul West-Sells, President & Chief Operating Officer or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

TSX: WRN
NYSE MKT: WRN